SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company
Press Release

Payment of Interest on own Capital

Rio de Janeiro, August 10, 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, announces to shareholders that it will be making, on August 14, 2009, the payment of dividends and the third and last installment of the interest on capital (IOC) to shareholders of common (ON) and preferred (PN) shares, based on shareholder position at April 8, 2009 for dividends and on December 26, 2008 for IOC. This payment will finalize the payment schedule approved on its Ordinary General Meeting held on April 8, 2009, related to the portion of the net adjusted profit of the 2008 results to be distributed to its shareholder. The table below presents the details of this payment:

Payment per ON and PN Shares on August 14, 2009 (R$)	Dividends	Interest on Capital	Dividends and Interest on Capital
Dividends/IOC Payment Amount	0.3300	0.0400	0.3700
Restatement at the SELIC Rate	0.0216	0.0026	0.0242
Total Amount before Tax	0.3516	0.0426	0.3942

This IOC (R$ 0,04) will be subject to 15% withholding tax while the values of R$ 0.0216 and R$ 0.0026, corresponding to the variation in the SELIC rate between December 31, 2008 and August 14, 2009, will be subject to 20.0% withholding tax. The above-mentioned withholding tax is not applicable to tax immune or exempt shareholders.

For the American Depositary Receipts (ADRs) negotiated in the Stock exchange of New York - NYSE Payment in connection with the American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE will be made through JPMorgan Chase Bank, N.A., depositary bank for the ADRs. Information concerning date of payment and any other additional information may be obtained at www.adr.com.

Rights to IOC unclaimed within 3 (three) years as from payment date (March 31, 2008), will lapse and revert in favor of the Company (Law 6404/76, Article 287, Subsection II, Item a).

Almir Guilherme Barbassa
CFO and Investor Relations Officer
Petróleo Brasileiro S.A. – Petrobras

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.